UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Mobix Labs, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60743G 100

(CUSIP Number)

Jiong Ma

445 Park Avenue, 9th Floor

New York, New York, 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743G 100

1	NAMES OF REPORTING PERSONS Chavant Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 60743G 100

1	NAMES OF REPORTING PERSONS Chavant Family Office LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,037,510 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,037,510 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,510 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 795,958 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Mobix Labs, Inc. (the “Issuer”) and 1,241,552 private placement warrants (the “Private Warrants”) held directly by Chavant Family Office LLC (“Chavant Family Office”).

(2)	Based on 23,591,830 shares of Class A Common Stock outstanding as of March 28, 2024, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (“SEC”) on April 15, 2024, and taking into account the Class A Common Stock underlying the Private Warrants beneficially owned by Dr. Ma.

CUSIP No. 60743G 100

1	NAMES OF REPORTING PERSONS Jiong Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,037,510 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,037,510 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,510 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 795,958 shares of Class A Common Stock of the Issuer and 1,241,552 Private Warrants held directly by Chavant Family Office and indirectly beneficially owned by Dr. Ma, who is the sole member of the Chavant Family Office and has voting and dispositive power over the securities held directly by Chavant Family Office.

(2)	Based on 23,591,830 shares of Class A Common Stock outstanding as of March 28, 2024, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on April 15, 2024, and taking into account the Class A Common Stock underlying the Private Warrants beneficially owned by Dr. Ma.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Mobix Labs, Inc. (“Issuer”), and amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed on January 2, 2024 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

The Explanatory Note in the Original Schedule 13D is hereby amended and supplemented by the following:

On April 25, 2024, the Sponsor (as defined in Item 2) distributed 922,182 shares of Class A Common Stock to its members (the “Founder Shares Distribution”), and each such member signed a joinder to the Founder Share Lock-Up, which is described in Item 6 to the Original Schedule 13D. As a result of such distribution, Dr. Ma beneficially owns 724,600 of such shares of Class A Common Stock, which are directly held by Chavant Family Office.

On April 26, 2024, the Sponsor distributed the 471,919 PIPE Shares it held to its members (the “PIPE Shares Distribution” and, together with the Founder Shares Distribution, the “Distributions”). As a result of such distribution, Dr. Ma beneficially owns 71,358 of such shares of Class A Common Stock, which are directly held by Chavant Family Office. Following this distribution, the Sponsor no longer holds any shares of Class A Common Stock.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” This statement is filed on behalf of:

●	Chavant Capital Partners LLC, a Delaware limited liability company (the “Sponsor” or “Chavant Capital”);

●	Chavant Family Office LLC, a Delaware limited liability company (“Chavant Family Office”); and

●	Dr. Jiong Ma, a United States citizen.

The principal business address of each of the Reporting Persons is 445 Park Avenue, 9th Floor, New York, NY 10022.

(c) The principal business of Chavant Capital was to advise and support Chavant in identifying and acquiring an emerging private technology business in connection with its initial business combination, which it completed in connection with the closing of the Business Combination with Mobix Labs. The principal business of Chavant Family Office is to invest in Chavant Capital, to hold any property distributed by Chavant Capital and to engage in any other lawful business as determined by its manager. The principal occupation of Dr. Ma is serving as a public company director and venture capital investor.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in the Explanatory Note to the Schedule 13D is incorporated herein by reference.

Chavant Family Office received all securities now held as distributions from the Sponsor.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information in the Explanatory Note to the Schedule 13D and Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired their interest in the Issuer for investment purposes and in connection with the transactions described above and review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Founder Share Lock-Up (described in Item 6 of the Schedule 13D), the Issuer’s financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Class A Common Stock (or other securities of or interests in the Issuer) or disposing of all or a portion of the shares of Class A Common Stock (or other securities of or interests in the Issuer) beneficially owned in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Issuer.

On January 22, 2024, Dr. Ma resigned from the Issuer’s Board of Directors (the “Board”) as a director, effective January 22, 2024, as described further in the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2024.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculation of the percentage of shares of Class A Common Stock beneficially owned is based on 23,591,830 shares of Class A Common Stock outstanding as of March 28, 2024, as reported by the Issuer in its Registration Statement on Form S-1, filed with the SEC on April 15, 2024, and taking into account the Class A Common Stock underlying the Warrants beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Chavant Family Office is the record holder of 795,958 shares of Class A Common Stock and 1,241,552 Warrants. Dr. Ma is the sole member of Chavant Family Office and has voting and investment discretion with respect to the securities held of record by Chavant Family Office.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Other than as disclosed in the Explanatory Note, there have been no transactions in Class A Common Stock by the Reporting Persons in the past 60 days.

(e) Following the Distributions, the Sponsor is no longer a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On January 23, 2024, the Issuer issued a notice to holders of its Warrants, notifying holders of, among other things, the adjustment to the exercise price of the Warrants from $11.50 per share to $5.79 per share of Class A Common Stock, effective after the close of trading on January 4, 2024, in accordance with the terms of the Warrant Agreement, dated July 19, 2021, by and among the Issuer and Continental Stock Transfer & Trust Company, as warrant agent, as amended December 21, 2023, as described further in the Issuer’s Current Report on Form 8-K filed on January 23, 2024.

On April 24, 2024, in connection with the Founder Shares Distribution, Chavant Family Office entered into a joinder agreement to the Amended and Restated Registration Rights and Lock-Up Agreement. The Amended and Restated Registration Rights and Lock-Up Agreement is filed as an Exhibit C to the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 29, 2024, by and among the Reporting Persons (filed herewith).

Exhibit B	Subscription Agreement, dated December 19, 2023, by and among Chavant Capital Acquisition Corp., Mobix Labs, Inc. and Chavant Capital Partners LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2023).

Exhibit C

Amended and Restated Registration Rights and Lock-Up Agreement, dated December 21, 2023, by and among Mobix Labs, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 28, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024

Chavant Capital Partners LLC

By: Chavant Manager LLC, its manager

By:	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Manager

Chavant Family Office LLC

By: Jiong Ma, its manager

By:	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Manager

/s/ Jiong Ma
Jiong Ma

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Mobix Labs, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: April 29, 2024

Chavant Capital Partners LLC

By: Chavant Manager LLC, its manager

By:	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Manager

Chavant Family Office LLC

By: Jiong Ma, its manager

By:	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Manager

/s/ Jiong Ma
Jiong Ma

[Mobix Labs, Inc. – Joint Filing Agreement]